EXHIBIT 99.1

INFOBIRD CO., LTD

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on December 15, 2022 at 10:00 a.m. (Beijing Time)
(or any adjournment or postponement thereof)

To the Shareholders of Infobird Co., Ltd

Notice is hereby given that the Extraordinary General Meeting of the Shareholders of Infobird Co., Ltd, a Cayman Islands exempted company (the “Company”) will be held on December 15, 2022 at 10:00 a.m. Beijing time (i.e., 9:00 p.m., December 14, 2022, E.T.) at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102 (“Principal Executive Office”), and at any adjourned or postponement thereof. The Extraordinary General Meeting is called for the following purposes:

1.	Proposal 1: To consider and approve by an ordinary resolution that the current authorised share capital of the Company be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each (the “Ordinary Shares”) to US$25,000,000 divided into 5,000,000,000 Ordinary Shares of US$0.005 par value each, by the creation of an additional 4,990,000,000 unissued Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Ordinary Shares (the “Authorised Share Capital Increase”).

2.	Proposal 2: To consider and approve by a special resolution that the Second Amendment and Restatement of the Company’s Memorandum and Articles of Association in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to the Proxy Statement to reflect the Authorised Share Capital Increase be approved; and that the Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on November 25, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Extraordinary General Meeting may be examined at the Company’s offices during the 10-day period preceding the Extraordinary General Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than noon on the day of the Extraordinary General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. You may obtain directions to the meeting by calling our offices at +86-010-52411819. Shareholders may obtain a copy of these materials, free of charge, by contacting the Chairman of the Board of Directors of the Company at the Principal Executive Office.

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By Order of the Board of Directors,

/s/ Yimin Wu
Yimin Wu
Chairman of the Board of Directors
November 30, 2022

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote by marking your proxy card.

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INFOBIRD CO., LTD

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INFOBIRD CO., LTD

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on December 15, 2022 at 10:00 a.m. (Beijing Time)
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Infobird Co., Ltd (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102 on December 15, 2022 at 10:00 a.m. Beijing time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at +86-010-52411819.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about November 30, 2022.

We have elected to provide access to our proxy materials by sending you this full set of proxy materials, including the notice of our Extraordinary General Meeting, this Proxy Statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. If you hold your shares in street name and wish to vote your shares at the Extraordinary General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following is information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.

This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on November 25, 2022 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”) on the item of business outlined in the Notice of Extraordinary General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Extraordinary General Meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 30, 2022 to all shareholders entitled to vote at the Extraordinary General Meeting.

Q.	Who may vote and how many votes my I cast?

	A.	Only shareholders on the Record Date, November 25, 2022, will be entitled to vote at the Extraordinary General Meeting. On the Record Date, there were 6,593,315 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no preferred shares issued and outstanding.

Q.	How do I vote?

	A.	You may vote “For” or “Against” the proposals, or “Abstain” from voting on such proposals. The procedures for voting are outlined below:

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Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting or vote by proxy using the enclosed proxy card.

●	To vote in person, come to the Extraordinary General Meeting and we will give you a ballot when you arrive; or

●	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. ET before the day of the Extraordinary General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The proposals are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matters. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Extraordinary General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Extraordinary General Meeting.

You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	What if I change my mind after I vote via proxy?

	A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Extraordinary General Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Extraordinary General Meeting; or

●	providing written notice of revocation to the Chairman of the Board of Directors of the Company at: Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

	A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

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Q.	How many shares must be present to hold a valid meeting?

	A.	For us to hold a valid Extraordinary General Meeting, we must have a quorum, which means that not less than one-third of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Extraordinary General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Extraordinary General Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote in person.

On November 25, 2022, the Record Date, there were 6,593,315 ordinary shares outstanding. Therefore, at least 2,197,772 (one third of the outstanding ordinary shares) shares need to be present in person or by proxy at the Extraordinary General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

Assuming a quorum as referenced above is reached –

	A.	Proposal 1 will be approved if passed by a simple majority of the votes cast by the shareholders at the Extraordinary General Meeting.

	C.	Proposal 2 will be approved if passed by a majority of not less than two-thirds of votes cast by the shareholders at the Extraordinary General Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Q.	Who pays the cost for soliciting proxies?

A.

We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.

Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at https://www.infobird.com. The mailing address and the location of the principal executive office of the Company is Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102.

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Proposal 1

AUTHORIZE THE AUTHORISED SHARE CAPITAL INCREASE

As of the date hereof, the Company has the authorized share capital of 10,000,000 ordinary shares of US$0.005 par value each, out of which 6,593,315 ordinary shares has been issued and outstanding. The Board of Directors proposes to consider and approve by an ordinary resolution that the current authorised share capital of the Company be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each (the “Ordinary Shares”) to US$25,000,000 divided into 5,000,000,000 Ordinary Shares of US$0.005 par value each, by the creation of an additional 4,990,000,000 unissued Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Ordinary Shares (the “Authorised Share Capital Increase”).

Vote Required to Approve Proposal 1

The Proposal 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Extraordinary General Meeting assuming a quorum reaches.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO AUTHORIZE THE AUTHORISED SHARE
CAPITAL INCREASE

Proposal 2

To Approve the THIRD Amended and Restated Memorandum and Articles of
Association

To consider and approve by a special resolution that the Amendment and Restatement of the Company’s Memorandum and Articles of Association in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to the Proxy Statement to reflect the Authorised Share Capital Increase be approved; and that the Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.

Vote Required to Approve Proposal 2

Proposal 2 will be approved only it receives the affirmative vote of a majority of not less than two-thirds of votes cast at the Extraordinary General Meeting assuming a quorum reaches.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO APPROVE THE THIRD Amended and Restated Memorandum and Articles of Association

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Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1 (212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at +1 (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Yimin Wu
Chairman of the Board

November 30, 2022

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ANNEX A

Form of Proxy Card

A-1

ANNEX B

Form of Third Amended and Restated Memorandum and Articles of Association

of

Infobird Co., Ltd

B-1